UNITED STATES
			   SECURITIES AND EXCHANGE COMMISSION
				Washington, D.C. 20549


				     SCHEDULE 13D
		       Under the Securities Exchange Act of 1934
				   (Amendment No. 6)


				    Bitstream, Inc.
			 	   (Name of Issuer)


		    Class A Common Stock, par value $0.01 per share
			     (Title of Class of Securities)


				      91736108
				   (CUSIP Number)


				 Alexander B. Washburn
			  c/o Columbia Pacific Advisors, LLC
			 1910 Fairview Avenue East, Suite 500
			       Seattle, Washington 98102
	      (Name, Address and Telephone Number of Person Authorized to
			  Receive Notices and Communications)



				  February 9, 2011

	        (Date of Event Which Requires Filing of This Statement)



	If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]


















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1.	Names of Reporting Persons
	Columbia Pacific Opportunity Fund, L.P. (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4. 	Source of Funds (See Instructions)  WC

5. 	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
	2(d) or 2(e)

6.	Citizenship or Place of Organization
	United States of America


			7.  Sole Voting Power
				1,854,827 shares of Common Stock (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				1,854,827 shares of Common Stock (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,854,827 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row 9
	18.20% (3)

14.	Type of Reporting Person
               PN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,854,827 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 10,190,637 shares of common stock outstanding as of November
10, 2010, as reported on the Company's Form 10-Q for the period ended September 30, 2010 filed on November 15, 2010.



------------------------------------------------------------------------------

1.	Names of Reporting Persons
	Columbia Pacific Advisors, LLC (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4. 	Source of Funds (See Instructions)  WC

5. 	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
	2(d) or 2(e)

6.	Citizenship or Place of Organization
	United States of America


			7.  Sole Voting Power
				1,854,827 shares of Common Stock (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				1,854,827 shares of Common Stock (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,854,827 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row 9
	18.20% (3)

14.	Type of Reporting Person
               IA


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,854,827 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 10,190,637 shares of common stock outstanding as of November
10, 2010, as reported on the Company's Form 10-Q for the period ended September 30, 2010 filed on November 15, 2010.



------------------------------------------------------------------------------

1.	Names of Reporting Persons
	Alexander B. Washburn (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4. 	Source of Funds (See Instructions)  WC

5. 	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
	2(d) or 2(e)

6.	Citizenship or Place of Organization
	United States of America


			7.  Sole Voting Power
				1,854,827 shares of Common Stock (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				1,854,827 shares of Common Stock (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,854,827 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row 9
	18.20% (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,854,827 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 10,190,637 shares of common stock outstanding as of November
10, 2010, as reported on the Company's Form 10-Q for the period ended September 30, 2010 filed on November 15, 2010.



------------------------------------------------------------------------------

1.	Names of Reporting Persons
	Daniel R. Baty (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4. 	Source of Funds (See Instructions)  WC

5. 	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
	2(d) or 2(e)

6.	Citizenship or Place of Organization
	United States of America


			7.  Sole Voting Power
				1,854,827 shares of Common Stock (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				1,854,827 shares of Common Stock (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,854,827 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row 9
	18.20% (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,854,827 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 10,190,637 shares of common stock outstanding as of November
10, 2010, as reported on the Company's Form 10-Q for the period ended September 30, 2010 filed on November 15, 2010.



------------------------------------------------------------------------------

1.	Names of Reporting Persons
	Stanley L. Baty (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4. 	Source of Funds (See Instructions)  WC

5. 	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
	2(d) or 2(e)

6.	Citizenship or Place of Organization
	United States of America


			7.  Sole Voting Power
				1,854,827 shares of Common Stock (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				1,854,827 shares of Common Stock (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,854,827 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row 9
	18.20% (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,854,827 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 10,190,637 shares of common stock outstanding as of November
10, 2010, as reported on the Company's Form 10-Q for the period ended September 30, 2010 filed on November 15, 2010.



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1.	Names of Reporting Persons
	Brandon D. Baty (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4. 	Source of Funds (See Instructions)  WC

5. 	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
	2(d) or 2(e)

6.	Citizenship or Place of Organization
	United States of America


			7.  Sole Voting Power
				1,854,827 shares of Common Stock (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				1,854,827 shares of Common Stock (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,854,827 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row 9
	18.20% (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,854,827 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 10,190,637 shares of common stock outstanding as of November
10, 2010, as reported on the Company's Form 10-Q for the period ended September 30, 2010 filed on November 15, 2010.



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				EXPLANATORY NOTE

       This Amendment No. 6 amends the Schedule 13D filed by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the "Fund"), Columbia Pacific Advisors LLC, a Washington limited liability company (the "Adviser"), Alexander B. Washburn, a U.S. citizen, Daniel R. Baty, a U.S. citizen, Stanley L. Baty, a U.S. citizen, and Brandon D. Baty, a U.S. citizen (each a "Reporting Person" and collectively the "Reporting Persons") with the Securities and Exchange Commission on April 20, 2010, as amended on July 15, 2010; August 18, 2010; September 23, 2010; October 29, 2010 and December 28, 2010 with respect to the Class A Common Stock, par value $0.01 per share (the "Common Stock") of Bitstream, Inc., a Delaware corporation (the "Company").

       Mr. Washburn, Mr. D. Baty, Mr. S. Baty and Mr. B. Baty serve as the managing members of the Adviser, which is primarily responsible for all investment decisions regarding the Fund's investment portfolio. The shares of Class A Common Stock reported herein are held in the portfolio of the Fund.

       Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and the Reporting Persons expressly disclaim membership in a group. Except as specifically set forth herein, the Schedule 13D remains unmodified.



ITEM 5. Interest in Securities of the Issuer

       The responses set forth in Items 5(a) and 5(c) of the Schedule 13D are hereby replaced in their entirety by the following:

        (a) As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 1,854,827 shares of Common Stock, which constitutes 18.20% of the total number shares of Common Stock outstanding as of November 10, 2010, as reported in the Company's Form 10-Q for the period ended September 30, 2010.

       (c) During the past 60 days, Columbia Pacific Opportunity Fund, L.P. has engaged in the following open-market transactions in the Common Stock:
			Shares
Date			Purchased	Price
12/17/2010		 5,279		7.2644
12/20/2010		11,100		7.2026
12/21/2010		 3,667		7.172
12/22/2010		 4,146		7.11
12/23/2010		   980		7.1418
12/27/2010		 4,900		7.1373
12/28/2010		 5,331		7.1401
12/29/2010		 1,152		7.1613
12/30/2010		 1,826		7.1782
12/31/2010		 1,500		7.2273
01/03/2011		 1,900		7.2728
01/04/2011		 4,500		7.2204
01/05/2011		 1,600		7.1613
01/06/2011		   444		7.2003
01/07/2011		   139		7.16
01/10/2011		   700		7.1386
01/11/2011		 3,100		7.1552
01/12/2011		 8,300		7.1713
01/13/2011		 4,075		7.1751
01/14/2011		 2,665		7.1369
01/18/2011		 5,150		7.2602
01/19/2011		17,800		7.2256
01/20/2011		 5,000		7.1964
01/21/2011		 4,580		7.1807
01/24/2011		10,362		7.0274
01/25/2011		   725		7.0724
01/26/2011		10,698		7.0581
01/27/2011		 1,400		7.0921
01/28/2011		 1,700		7.0206
01/31/2011		 1,102		7.0098
02/01/2011		 1,300		7.0408
02/02/2011		   546		7.0086
02/03/2011		   300		7.02
02/04/2011		   500		7.014
02/07/2011		 1,200		6.9925
02/08/2011		 2,100		6.9929
02/09/2011		 5,700		6.8931
02/10/2011		 4,300		6.8421
02/11/2011		 4,300		6.8235
02/14/2011		 6,700		6.7746





































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				SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 15, 2011	COLUMBIA PACIFIC OPPORTUNITY FUND, L.P. (1)

				/s/ Alexander B. Washburn
			By:  	Alexander B. Washburn
			Title: 	Managing Member of Columbia Pacific
				Advisors, LLC, its general partner


Dated:  February 15, 2011	COLUMBIA PACIFIC ADVISORS, LLC (1)

				/s/ Alexander B. Washburn
			By:  	Alexander B. Washburn
			Title: 	Managing Member



Dated:  February 15, 2011	/s/ Alexander B. Washburn
				Alexander B. Washburn (1)



Dated:  February 15, 2011	/s/ Daniel R. Baty
				Daniel R. Baty (1)



Dated:  February 15, 2011	/s/ Stanley L. Baty
				Stanley L. Baty (1)



Dated:  February 15, 2011	/s/ Brandon D. Baty
				Brandon D. Baty (1)



(1)	This amendment is being filed jointly by Columbia Pacific Opportunity
Fund, L.P., Columbia Pacific Advisors LLC, Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty pursuant to the Joint Filing Agreement dated April 16, 2010 and included with the initial Schedule 13D filed on April 20, 2010 (the "Joint Filing Agreement"). The Joint Filing Agreement is incorporated herein by reference.